UNITED STATES
                              SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549


                                         SCHEDULE 13D

                          Under the Securities Exchange Act of 1934

                                      (Amendment No. 1)

                        Healthcare Imaging Services, Inc.
                                       (Name of Issuer)

                           Common Stock, par value $0.01 per share
                                (Title of Class of Securities)

                                         421 939 109
                                        (CUSIP Number)


                                   Scott M. Zimmerman, Esq.
                          Shereff, Friedman, Hoffman & Goodman, LLP
                                       919 Third Avenue
                                   New York, New York 10022
                                        (212) 758-9500

                           (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices and Communications)

                                         May 2, 1996
                   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement: [ ]







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                                  SCHEDULE 13D
CUSIP No. 421 939 109
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                Elliott H. Vernon
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                      (b) [ ]
3      SEC USE ONLY

4      SOURCE OF FUNDS
               OO and PF
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States
    NUMBER OF      7      SOLE VOTING POWER
      SHARES                   1,080,500
   BENEFICIALLY    8      SHARED VOTING POWER
     OWNED BY                    -0-
      EACH         9      SOLE DISPOSITIVE POWER
    REPORTING                1,080,500
      PERSON
       WITH       10      SHARED DISPOSITIVE POWER
                                 -0-



11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
           1,080,500
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                     [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               19.5%
14     TYPE OF REPORTING PERSON
                IN



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                         Amendment No. 1 to Schedule 13D

                        Healthcare Imaging Services, Inc.

     This Amendment No. 1 to Schedule 13D relating to Elliott H. Vernon's beneficial ownership of shares of the common stock, par value $0.01 per share (the "Common Stock"), of Healthcare Imaging Services, Inc. (the "Company") amends and supplements the original Schedule 13D filed by Elliott H. Vernon with the Securities and Exchange Commission on March 4, 1994 (the "Schedule 13D").

Item 3.        Source and Amount of Funds or Other Consideration.

               Item 3 of the Schedule 13D is hereby amended to include the following information:

               As of February 1, 1996, the Company amended its employment agreement with Elliott H. Vernon, the Company's Chairman of the Board, President and Chief Executive Officer. Pursuant to such amendment, the employment agreement's expiration date of October 22, 1996 was extended to October 22, 1997 and during such one-year extension Mr. Vernon's annual base compensation will be reduced from $200,000 to $100,000. Upon execution of such amendment, options (the "Vernon Old Options") that Mr. Vernon held as of such date exercisable to purchase an aggregate of 270,000 shares of Common Stock under the Company's 1991 Stock Option Plan were terminated, and the Company granted him options (subject to certain stockholder ratification and approvals) exercisable until February 1, 2001 to purchase an aggregate of 500,000 shares of Common Stock at a cash exercise price of $0.75 per share (the "Vernon New Options"). The Vernon New Options became fully vested on May 2, 1996 upon receipt of the required stockholder ratification and approvals at the Company's 1996 Annual Meeting of Stockholders.

               On February 9, 1996,  Mr.  Vernon  purchased  11,500  shares (the
        "Vernon Series C Shares") of the Company's Series C Convertible Preferred Stock (the "Series C Stock") for a purchase price of $25,875 in connection with the Company's sale on such date of an aggregate of 600,000 shares of Series C Stock for an aggregate purchase price of $1,350,000 in a private placement transaction. The source of the funds for Mr. Vernon's purchase was his personal funds. The Vernon Series C Shares became convertible at Mr. Vernon's option into an aggregate of 80,500 shares of Common Stock on May 2, 1996 upon receipt of certain required stockholder approvals at the Company's 1996 Annual Meeting of Stockholders.

Item 5.        Interest in Securities of the Issuer.

               Item 5 of the Schedule 13D is hereby amended to include the following information:




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               As of the date hereof,  Mr. Vernon  beneficially  owns  1,080,500 shares of Common Stock, which represents approximately 19.5% of the outstanding shares of Common Stock. (According to the Company's Form 10-Q for the quarterly period ended March 31, 1996, as of May 15, 1996 there were 4,961,974 shares of Common Stock outstanding. Accordingly, in computing the percentage of Common Stock beneficially owned by Mr. Vernon, such number, as adjusted for exercisable options and convertible securities, was used.) Such 1,080,500 shares include 500,000 shares of Common Stock issuable upon exercise of the Vernon New Options which are currently exercisable and 80,500 shares of Common Stock issuable upon
        conversion   of  the  Vernon   Series  C  Shares  which  are   currently
        convertible. Such 1,080,500 shares do not include the Vernon Restricted Stock Grant because Mr. Vernon has neither voting power nor investment power with respect to such shares until they become vested. Mr. Vernon has sole voting and dispositive power with respect to such 1,080,500 shares. Assuming conversion of all of the Series C Stock into an aggregate of 4,620,000 shares of Common Stock, Mr. Vernon's beneficial
        ownership   of  1,080,500   shares  of  Common  Stock  would   represent
        approximately 10.7% of the outstanding shares of Common Stock.

               Otherthan as set forth herein, Mr. Vernon has not engaged in any transactions in the securities of the Company during the sixty days preceding the date hereof.




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                                          Signatures

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Dated: May 22, 1996                                By: /s/ Elliott H. Vernon







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